                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB   [ ] Form N-SAR
                      For Period Ended: November 30, 1996

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant:  Citadel Computer Systems Incorporated

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number):

             3811 Turtle Creek Boulevard, Suite 330  Dallas, Texas   75219
                       (City, State and Zip Code)
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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense ;

[X]   (b)  The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

          The Company's accounting staff has been delayed in completing its preparation of the quarterly financial statements as a result of the serious illness and hospitalization of a key member of the accounting staff .
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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

        Steven B. Solomon      (214)               520-9292
        (Name)              (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]  Yes    [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations to be included in the Form 10-QSB for the quarter ended November 30, 1996 will reflect the operations of the combined company resulting from the merger effected as of February 29, 1996 between LoneStar Hospitality Corporation ("LoneStar") and Citadel Computer Systems, Inc. ("Old Citadel"). The results of operations reflected in the Form 10-QSB for the corresponding period from the prior fiscal year related to the business of LoneStar prior to the merger.

                     Citadel Computer Systems Incorporated
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 14, 1997        By:   /s/ Steven B. Solomon
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                                 Steven B. Solomon, Chief Operating
                                   Officer & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.
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                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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